UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

TouchTunes Music Corporation

(Name of Issuer)

Class A Voting Common Stock, par value $0.001 per share

(Title of Class of Securities)

891549107

(CUSIP Number)

Ms. Denise Martin
Societe Innovatech du Grand Montreal
2020 University Street, Suite 1527
Montreal, Quebec H3A 2A5
Canada
Tel.: (514) 864-2929

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 17, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))
Page 1 of 4 pages

CUSIP No. 891549107			SCHEDULE 13D	Page 2 of 4

1.	Names of Reporting Persons. Societe Innovatech du Grand Montreal		SS or I.R.S. Identification Nos. of Above Persons

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☑

3.	SEC Use Only

4.	Source of Funds* SC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) Or 2(e): ☐

6.	Citizenship or Place of Organization Québec, Canada

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power 0

		8.	Shared Voting Power 0

		9.	Sole Dispositive Power 0

		10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person IV

Explanatory Note: This Amendment No. 1 (this “Schedule 13D/A”) to Schedule 13D originally filed by the undersigned on June 22, 2004 (the “Original Schedule 13D”) is being filed by Societe Innovatech du Grand Montreal (“Innovatech”) to report the sale of its entire interest in the Class A Voting Common Stock (the “Class A Common Stock”) of TouchTunes Music Corporation as described in greater detail in Item 4 below. Except as specifically modified or changed hereby, the Original Schedule 13D shall remain unaffected. Capitalized terms used but not defined herein shall have the meanings set forth in Original Schedule 13D. The Original Schedule 13D is hereby amended as follows:

Item 4. Purpose of Transaction.

     Item 4 of the Original Schedule 13D is hereby amended and supplemented to include the following information at the end thereof:

     Effective March 17, 2005, Innovatech sold all 3,608,186 shares of Series A Preferred Stock of the Company that it owned (the “Shares”), representing its entire interest in the Company (the “Sale”), to Lothian Partners 27 SARL, in connection with the sale of substantially all of Innovatech’s portfolio of equity securities to Lothian, for a purchase price of $0.22 per share of Series A Preferred Stock. Upon consummation of the Sale, Innovatech no longer owns any equity interest in the Company and, therefore, beneficially owns zero (0) shares of Class A Common Stock. Further, effective as of March 17, 2005, Innovatech ceased to be a party to the Amended and Restated Voting Trust and Limited Shareholders Agreement, dated as of June 10, 2003, by and among by and among Caisse, Innovatech, TechnoExpres and the Company.

Item 5. Interest in Securities of the Issuer.

     Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

     As a result of the transactions described above, as of March 17, 2005, Innovatech beneficially owned 0 shares of Class A Common Stock of the Company, or 0.0% of the Company’s outstanding Class A Common Stock.

Item 7. Material to be Filed as Exhibits.

Exhibit 1: Bill of Sale and Assignment.
Exhibit 2: Amended and Restated Voting Trust and Limited Shareholders Agreement, dated June 10, 2003, by and among Caisse, Innovatech, TechnoExpres and the Company (incorporated by reference from Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the SEC on June 13, 2003 (File No. 33-55254-47).

Signature

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated May 25, 2005

SOCIETE INNOVATECH DU GRAND MONTREAL, a legal person without share capital and a mandatary of the State of the Province de Quebec
By:	/s/ Denise Martin
	Name:	Denise Martin
	Title:	Chairman of the Board

Exhibit 1

BILL OF SALE AND ASSIGNMENT

     THIS BILL OF SALE AND ASSIGNMENT (this “Assignment”) is dated on March 17, 2005, and made by Société Innovatech du Grand Montréal, a legal person formed pursuant to the Act respecting Société Innovatech du Grand Montréal (the “Vendor”), in favour of Lothian Partners 27 SARL, a legal person constituted pursuant to the laws of Luxembourg (the “Purchaser”).

     WHEREAS, the Purchaser has agreed to purchase from the Vendor its participation and interest in TouchTunes Music Corporation Inc. (the “Corporation”).

     NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are acknowledged by the Vendor, this Assignment evidences that the Vendor sells, assigns and transfers to the Purchaser, forever, 3,608,186 Series A Preferred Shares of the capital stock of the Corporation (the “Interest”), at a price of $0.22 per share, on a fully diluted basis.

     This Assignment shall be governed by, and construed and interpreted in accordance with, the laws of the Province of Québec and the laws of Canada applicable therein.

     IN WITNESS WHEREOF, this Bill of Sale and Assignment has been duly executed and shall be effective as of the day, and year first-above written.

SOCIÉTÉ INNOVATECH DU GRAND MONTRÉAL
Per:	/s/ Denise Martin
Denise Martin, Chairman of the Board